September 9, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:      Kaskad Corp.

Registration Statement on Form S-1

Filed August 4, 2016

File No. 333-212891

Ladies and Gentlemen:

This letter sets forth the responses of Kaskad Corp. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of August 4, 2016.

General

  You state in some places that you intend to produce crumb rubber tiles, and in other places you discuss producing scratch products. Please revise throughout the prospectus to clarify what you intend to produce. If applicable, explain how crumb rubber tiles relate to scratch products.

Answer: The prospectus was revised.

Prospectus Summary, page 6

  Please disclose your current monthly “burn rate” and the month you will run out of funds if you do not sell any shares in this offering or obtain any additional capital. We note that you have $2,417 cash on hand as of May 31, 2016 and that there is no guarantee that Mr. Sibov will loan you additional funds.

Answer: Kaskad Corp.’s “burn rate” is around $1,100. Mr. Sibov has verbally agreed to loan to the Company funds to proceed with business operation, when and if the Company needs such loan. With the Loan of Mr. Sibov we believe Kaskad Corp. will stay operative for more then one year.

  We note that on pages 7 and 31 you disclose that you have 3 million shares of common stock issued and outstanding, and in other places in your prospectus you disclose that you have 5 million shares of common stock issued and outstanding. Please revise to provide consistent disclosure regarding the number of shares outstanding.

Answer: The prospectus was revised accordingly.

Description of Business, page 25

General, page 25

  Please disclose the cost of the equipment you have already ordered and when you are required to pay for it. Revise similarly under “Purchase of Equipment” on page 21.

Answer: Kaskad Corp. already has all necessary equipment for production process. The equipment was totally purchased as of June 1st, 2016. The disclosure was added to the prospectus accordingly.

  You disclose on page 27 that according to the Office Lease Agreement filed as Exhibit 10.1, Kaskad Corp. leases an office for the production of scratch products. However, this does not appear to be consistent with the terms of the lease filed as Exhibit 10.1, which provides that Kaskad Corp. will occupy and use the property as a full-time residential dwelling unit. Please advise.

Answer: The Office Lease Agreement was revised accordingly.

Exhibit 5.1

  Please obtain and file a legality opinion that clearly opines on the shares to be offered and sold in this offering. In that regard, it appears that the opinion only addresses the legality of outstanding shares of common stock, and does not address whether the shares to be issued and sold in this offering will, when sold, be legally issued, fully paid and non- assessable.

Answer: The opinion was revised.

Exhibit 99.1

  Your form of subscription agreement states that “[t]he undersigned is not relying on the Company or its affiliates with respect to economic considerations involved in this investment, but have relied solely on its own advisors.” Please clarify what economic considerations you are referring to. If you are referring to the individual economic circumstances of prospective investors, please state so more clearly.

Answer: The meaning was clarified.

Very Truly Yours,

Piotr Sibov,

President of Kaskad Corp.